NSON
REEK
RESOURCES LTD.
SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-0464
FAX: (403) 266-2606
www.gold.ca MCK:CDNX

FILE No.
82-3874

02 APR -9 AM 9:10

02028318

March 21, 2002

United States Securities
& Exchange Commission
Washington, DC
20549
USA

SUPPL

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-3874
News Release Dated March 21, 2002

Please find enclosed 3 copies of the news release listed above.

PROCESSED
APR 19 2002
THOMSON
FINANCIAL

Yours very truly,

MANSON CREEK RESOURCES LTD.

B. O'Neill

BARBARA O'NEILL

dlw 4/9

FILE No.
82-3874

MANSON CREEK RESOURCES LTD.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 233-0464, Fax: (403) 266-2606

CDNX SYMBOL: MCK
NEWS RELEASE: 02-01

NEWS FOR RELEASE: March 21, 2002

For Further Information Contact: **James Devonshire or Regan Chernish**
Web: http://www.gold.ca

New Director Appointed

Calgary, Alberta—Manson Creek Resources Ltd. is pleased to announce the recent appointment of Mr. Regan Chernish, P.Geol., as a new member of its Board of Directors. Mr. Chernish brings to the Company a wealth of practical experience in exploration from his last 10 years of work in Canada's Northwest Territories. During that time, Mr. Chernish has worked extensively as a Consultant with Covello Bryan and Associates, providing services to companies exploring in Canada's North, before working as Project Geologist for Diavik Diamond Mines Inc. from 1997 to 2001.

Messrs. James Devonshire, Jean Pierre Jutras, Shane Ebert and Ms. Pauline Woodrow have also been reappointed as directors of the Corporation at the Annual and Special Meeting of Shareholders held March 21, 2002. Mr. Bruce Evans resigned as a director of the Corporation and did not stand for re-election at the Annual Meeting.

Manson Creek is an active explorer in the Yukon and is initiating a grass roots project generation program in British Columbia.

"James Devonshire"

James Devonshire
President

FILE No.
82-3874

MANSON CREEK RESOURCES LTD.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 233-0464, Fax: (403) 266-2606

CDNX SYMBOL: MCK **NEWS FOR RELEASE: March 21, 2002**
NEWS RELEASE: 02-01

For Further Information Contact: **James Devonshire or Regan Chernish**
Web: http://www.gold.ca

New Director Appointed

Calgary, Alberta—Manson Creek Resources Ltd. is pleased to announce the recent appointment of Mr. Regan Chernish, P.Geol., as a new member of its Board of Directors. Mr. Chernish brings to the Company a wealth of practical experience in exploration from his last 10 years of work in Canada's Northwest Territories. During that time, Mr. Chernish has worked extensively as a Consultant with Covello Bryan and Associates, providing services to companies exploring in Canada's North, before working as Project Geologist for Diavik Diamond Mines Inc. from 1997 to 2001.

Messrs. James Devonshire, Jean Pierre Jutras, Shane Ebert and Ms. Pauline Woodrow have also been reappointed as directors of the Corporation at the Annual and Special Meeting of Shareholders held March 21, 2002. Mr. Bruce Evans resigned as a director of the Corporation and did not stand for re-election at the Annual Meeting.

Manson Creek is an active explorer in the Yukon and is initiating a grass roots project generation program in British Columbia.

"James Devonshire"

James Devonshire
President

FILE No.
82-3874

MANSON CREEK RESOURCES LTD.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 233-0464, Fax: (403) 266-2606

CDNX SYMBOL: MCK
NEWS RELEASE: 02-01

NEWS FOR RELEASE: March 21, 2002

For Further Information Contact: **James Devonshire or Regan Chernish**
Web: http://www.gold.ca

New Director Appointed

Calgary, Alberta—Manson Creek Resources Ltd. is pleased to announce the recent appointment of Mr. Regan Chernish, P.Geol., as a new member of its Board of Directors. Mr. Chernish brings to the Company a wealth of practical experience in exploration from his last 10 years of work in Canada's Northwest Territories. During that time, Mr. Chernish has worked extensively as a Consultant with Covello Bryan and Associates, providing services to companies exploring in Canada's North, before working as Project Geologist for Diavik Diamond Mines Inc. from 1997 to 2001.

Messrs. James Devonshire, Jean Pierre Jutras, Shane Ebert and Ms. Pauline Woodrow have also been reappointed as directors of the Corporation at the Annual and Special Meeting of Shareholders held March 21, 2002. Mr. Bruce Evans resigned as a director of the Corporation and did not stand for re-election at the Annual Meeting.

Manson Creek is an active explorer in the Yukon and is initiating a grass roots project generation program in British Columbia.

"James Devonshire"

James Devonshire
President